

Subject to Completion, dated , 2017

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

PROSPECTUS

KIMBELL ROYALTY PARTNERS

Kimbell Royalty Partners, LP

5,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 5,000,000 common units in this offering. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have been approved to list our common units on the New York Stock Exchange, subject to official notice of issuance, under the symbol "KRP." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 32. These risks include the following:

- *We may not have sufficient available cash to pay any quarterly distribution on our common units.*
- *The amount of our quarterly cash distributions, if any, may vary significantly both quarterly and annually and will be directly dependent on the performance of our business. We will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time and could pay no distribution with respect to any particular quarter.*
- *All of our revenues are derived from royalty payments that are based on the price at which oil, natural gas and natural gas liquids produced from the acreage underlying our interests is sold, and we do not currently hedge these commodity prices. The volatility of these prices due to factors beyond our control greatly affects our business, financial condition, results of operations and cash available for distribution.*
- *We depend on unaffiliated operators for all of the exploration, development and production on the properties in which we own mineral and royalty interests. Substantially all of our revenue is derived from royalty payments made by these operators. A reduction in the expected number of wells to be drilled on the acreage underlying our interests by these operators or the failure of these operators to adequately and efficiently develop and operate the underlying acreage could materially adversely affect our results of operations and cash available for distribution.*
- *We do not intend to retain cash from our operations for replacement capital expenditures. Unless we replenish our oil and natural gas reserves, our cash generated from operations and our ability to pay distributions to our unitholders could be materially adversely affected.*
- *Our general partner and its affiliates, including our Sponsors and their respective affiliates, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors and their respective affiliates, which are under no obligation to adopt a business strategy that favors us.*
- *Neither we, our general partner nor our subsidiaries have any employees, and we rely solely on Kimbell Operating Company, LLC to manage and operate, or arrange for the management and operation of, our business. The management team of Kimbell Operating Company, LLC, which includes the individuals who will manage us, will also provide substantially similar services to other entities and thus will not be solely focused on our business.*
- *Our partnership agreement replaces fiduciary duties applicable to a corporation with contractual duties and restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.*
- *Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.*
- *Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.*
- *Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds to Kimbell Royalty Partners, LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to % of the gross proceeds of this offering payable to Raymond James & Associates, Inc. Please read "Underwriting."

The underwriters may purchase up to an additional 750,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover over-allotments.

The underwriters expect to deliver the common units to purchasers on or about , 2017 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

RAYMOND JAMES **RBC CAPITAL MARKETS** **STIFEL**

Co-Managers

STEPHENS INC. **WUNDERLICH**

Prospectus dated , 2017

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), and unless otherwise indicated, that the underwriters do not exercise their option to purchase additional common units.

Unless the context otherwise requires, references in this prospectus to "Kimbell Royalty Partners, LP," "our partnership," "we," "our," "us" or like terms refer to Kimbell Royalty Partners, LP and its subsidiaries. References to "our general partner" refer to Kimbell Royalty GP, LLC. References to "our Sponsors" refer to affiliates of our founders, Ben J. Fortson, Robert D. Ravnaas, Brett G. Taylor and Mitch S. Wynne, respectively. References to "Kimbell Holdings" refer to Kimbell GP Holdings, LLC, a jointly owned subsidiary of our Sponsors and the parent of our general partner. References to the "Contributing Parties" refer to all entities and individuals, including affiliates of our Sponsors, that are contributing, directly or indirectly, certain mineral and royalty interests to us. References to "our predecessor" refer to Rivercrest Royalties, LLC, our predecessor for accounting purposes. References to "Kimbell Operating" refer to Kimbell Operating Company, LLC, a wholly owned subsidiary of our general partner, which will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors and Benny D. Duncan as described herein.

Kimbell Royalty Partners, LP

Overview

We are a Delaware limited partnership formed to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States. As an owner of mineral and royalty interests, we are entitled to a portion of the revenues received from the production of oil, natural gas and associated natural gas liquids from the acreage underlying our interests, net of post-production expenses and taxes. We are not obligated to fund drilling and completion costs, lease operating expenses or plugging and abandonment costs at the end of a well's productive life. Our primary business objective is to provide increasing cash distributions to unitholders resulting from acquisitions from our Sponsors, the Contributing Parties and third parties and from organic growth through the continued development by working interest owners of the properties in which we own an interest.

As of December 31, 2015, we owned mineral and royalty interests in approximately 3.7 million gross acres and overriding royalty interests in approximately 0.9 million gross acres, with approximately 44% of our aggregate acres located in the Permian Basin. We refer to these non-cost-bearing interests collectively as our "mineral and royalty interests." As of December 31, 2015, over 95% of the acreage subject to our mineral and royalty interests was leased to working interest owners (including 100% of our overriding royalty interests), and substantially all of those leases were held by production. Our mineral and royalty interests are located in 20 states and in nearly every major onshore basin across the continental United States and include ownership in over 48,000 gross producing wells, including over 29,000 wells in the Permian Basin. For the six months ended June 30, 2016, approximately 52.6% of our production was from the Permian Basin, Eagle Ford, Terryville/Cotton Valley/Haynesville and the Bakken/Williston Basin, which are some of the most active areas in the country. The geographic breadth

For the year ended December 31, 2015, on a pro forma basis, our revenues were derived 63.0% from oil sales, 30.0% from natural gas sales and 7.0% from natural gas liquid sales. Our revenues are derived from royalty payments we receive from the operators of our properties based on the sale of oil and natural gas production, as well as the sale of natural gas liquids that are extracted from natural gas during processing. As of December 31, 2015, we had over 700 operators on our acreage, with our top ten operators (Occidental Permian Ltd., Newfield Exploration Company, Range Resources Corporation/Memorial Resource Development Corp., Aera Energy LLC (a joint venture of Royal Dutch Shell plc and ExxonMobil Corporation), XTO Energy, Inc., Jonah Energy LLC, Campbell Development Group, LLC, EOG Resources, Inc., Chesapeake Energy Corporation and Devon Energy Corporation) together accounting for approximately 46.9% of our combined discounted future net income (discounted at 10%). Our revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices. Oil, natural gas and natural gas liquids prices have historically been volatile, and we do not currently hedge our exposure to changes in commodity prices.

We believe that one of our key strengths is our management team's extensive experience in acquiring and managing mineral and royalty interests. Our management team and board of directors, which includes our founders, have a long history of creating value. We expect our business model to allow us to integrate significant acquisitions into our existing organizational structure quickly and cost-efficiently. In particular, Messrs. R. Ravnaas, Taylor and Wynne average over 30 years sourcing, engineering, evaluating, acquiring and managing mineral and royalty interests. In connection with this offering, we will enter into a management services agreement with Kimbell Operating, which will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors, pursuant to which they will identify, evaluate and recommend to us acquisition opportunities and negotiate the terms of such acquisitions. Please read "Certain Relationships and Related Party Transactions—Agreements and Transactions with Affiliates in Connection with this Offering—Management Services Agreements."

Upon completion of this offering, our Sponsors will indirectly own and control our general partner, and the Contributing Parties will own an aggregate of approximately 69.4% of our outstanding common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program). The Contributing Parties, including affiliates of our Sponsors, will retain a diverse portfolio of mineral and royalty interests with production and reserve characteristics similar to the assets we will own at the closing of this offering. In connection with this offering and pursuant to the contribution agreement that we have entered into with our Sponsors and the Contributing Parties, certain of the Contributing Parties have granted us a right of first offer for a period of three years after the closing of this offering with respect to certain mineral and royalty interests in the Permian Basin, the Bakken/Williston Basin and the Marcellus Shale. We believe the Contributing Parties, including affiliates of our Sponsors, will be incentivized through their direct or indirect ownership of common units to offer us the opportunity to acquire additional mineral and royalty interests from them in the future. Such Contributing Parties, however, have no obligation to sell any assets to us or to accept any offer that we may make for such assets, and we may decide not to acquire such assets even if such Contributing Parties offer them to us. In addition, under the contribution agreement, we have a right to participate, at our option and on substantially the same or better terms, in up to 50% of any acquisitions, other than de minimis acquisitions, for which Messrs. R. Ravnaas, Taylor and Wynne provide, directly or indirectly, any oil and gas diligence, reserve engineering or other business services. Please read "Certain Relationships and Related Party

- If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

Formation Transactions

At or prior to the closing of this offering, among other things, the following transactions will occur:

- the Contributing Parties will contribute, directly or indirectly, certain mineral and royalty interests to us;

- we will issue an aggregate 11,332,708 common units, representing a 69.4% limited partner interest in us, to the Contributing Parties;

- our general partner will maintain its non-economic general partner interest;

- we will issue and sell 5,000,000 common units to the public in this offering, representing a 30.6% limited partner interest in us;

- we will pay the underwriting discount and structuring fee in connection with this offering and use the net proceeds from this offering in the manner described under ''Use of Proceeds'';

- we have entered into a new $50.0 million secured revolving credit facility and to borrow approximately $1.5 million at the closing of this offering to fund certain transaction expenses, as described in ''Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—New Revolving Credit Agreement''; and

- we will enter into a management services agreement with Kimbell Operating, which will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors and Mr. Duncan, pursuant to which they and Kimbell Operating will provide management, administrative and operational services to us.

We refer to these transactions collectively as the ''formation transactions.''

The aggregate number of common units to be issued to the Contributing Parties includes 750,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to the Contributing Parties by the number to be purchased by the underwriters in connection with such exercise. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to the Contributing Parties. Any common units not purchased by the underwriters pursuant to their option will be issued to the Contributing Parties at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to make a distribution to the Contributing Parties.

Principal Executive Offices

Our principal executive offices are located at 777 Taylor Street, Suite 810, Fort Worth, Texas 76102 and our telephone number is (817) 945-9700. Our website address will be   . We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Structure After the Formation Transactions

The following chart illustrates our organizational structure after giving effect to this offering and the other formation transactions described above:



_____

(1) The Sponsors are affiliates of our founders, Messrs. Fortson, R. Ravnaas, Taylor and Wynne.

(2) The Contributing Parties include entities and individuals, including affiliates of our Sponsors, that are contributing, directly or indirectly, certain mineral and royalty interests to us.

(3) Kimbell Operating will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors and Mr. Duncan for the provision of certain management, administrative and operational services. In addition, the entities controlled by affiliates of our Sponsors will provide certain acquisition services to us. Please read "Certain Relationships and Related Party Transactions—Agreements and Transactions with Affiliates in Connection with this Offering—Management Services Agreements."

The Offering

Common units offered to the public . . . . 5,000,000 common units (5,750,000 common units if the underwriters exercise in full their option to purchase additional common units from us).

Option to purchase additional units . . . . We have granted the underwriters a 30-day option to purchase up to an additional 750,000 common units.

Units outstanding after this offering . . . . 16,332,708 common units.

If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 750,000 common units to the Contributing Parties at the expiration of the option for no additional consideration. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to the Contributing Parties. Any common units not purchased by the underwriters pursuant to their option will be issued to the Contributing Parties at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds . . . . We will receive net proceeds of approximately $93.0 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee payable by us in connection with this offering but before offering expenses (which will be paid by the Contributing Parties and by a $1.5 million borrowing by us). We intend to use the net proceeds of this offering to make a distribution to the Contributing Parties.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $13.95 million, after deducting the estimated underwriting discount and structuring fee. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to the Contributing Parties. Please read "Use of Proceeds."

Based upon our forecast for the full twelve months ending December 31, 2017, we expect to generate approximately $23.7 million in cash available for distribution for the year ending December 31, 2017, or $1.45 per common unit. We further expect to distribute to unitholders all cash received, though the actual amount that will be distributed for the first quarter will be reduced for the portion of the quarter in which we are not a public company. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2017." Unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash reserve requirements and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations and financial condition. In addition, the board of directors of our general partner may be required to, or may elect to, eliminate our distributions for various reasons, including reduced prices or demand for oil and natural gas. Please read "Risk Factors."

For a calculation of our ability to pay distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2015 and the twelve months ended September 30, 2016, please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2015 and the Twelve Months Ended September 30, 2016." Our pro forma cash available for distribution generated during the year ended December 31, 2015 and the twelve months ended September 30, 2016 would have been $16.3 million and $10.9 million, respectively. However, the pro forma cash available for distribution information for the year ended December 31, 2015 and the twelve months ended September 30, 2016 that we include in this prospectus does not necessarily reflect the actual cash that would have been available for distribution with respect to each of these periods.

| Subordinated units . . . . | None. |
| Incentive distribution rights . . . . . . | None. |

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement— Issuance of Additional Partnership Interests."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon the completion of this offering, affiliates of our general partner will own or control up to an aggregate of 22.4% of our common units (or 20.9% of our common units, if the underwriters exercise their option to purchase additional common units in full) (excluding any common units purchased by officers and directors of our general partner under our directed unit program), and our Sponsors will indirectly own and control our general partner. Please read "The Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates (including our Sponsors and their respective affiliates) own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement. Please read "The Partnership Agreement— Limited Call Right."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2019, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 30% of the cash expected to be distributed to you with respect to that period. Because of the nature of our business and the expected variability of our quarterly distributions, however, the ratio of our taxable income to distributions may vary significantly from one year to another. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

Kimbell Royalty Partners, LP was formed in October 2015. In this prospectus, we present the historical financial statements of Rivercrest Royalties, LLC, our predecessor for accounting purposes. We refer to this entity as "our predecessor." The following table presents summary historical financial data of our predecessor and summary unaudited pro forma financial data of Kimbell Royalty Partners, LP as of the dates and for the years indicated.

The summary historical financial data of our predecessor presented as of and for the years ended December 31, 2015 and 2014 are derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus. The summary historical financial data presented as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 are derived from the unaudited historical financial statements of our predecessor included elsewhere in this prospectus.

The summary unaudited pro forma financial data presented as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are derived from our unaudited pro forma financial statements included elsewhere in this prospectus and give effect to the following transactions, which we refer to as the "pro forma formation transactions":

- The assignment by our predecessor of certain non-operated working interests and net profits interests that will not be contributed to us;

- Our acquisition of assets to be contributed by our predecessor and the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties);

- The issuance by us of an aggregate of 8,204,612 common units to our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties). The unaudited pro forma financial statements do not reflect the issuance of 3,128,096 common units issued to the other Contributing Parties in exchange for the acquisition of assets from such parties;

- The issuance by us of 3,648,798 of the 5,000,000 common units being offered to the public in this offering at an assumed initial public offering price of $20.00 per common unit, which is the mid-point of the range set forth on the cover of the prospectus, reflecting that number of common units deemed issued to the public to fund the acquisition of assets from the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. in exchange for assets acquired from them (but not from the other Contributing Parties). The unaudited pro forma financial statements do not reflect the issuance of 1,351,202 common units issued to the public deemed to fund the acquisition of assets from the other Contributing Parties;

- The conversion of members' equity of our predecessor into common units;

- The use of the net proceeds from this offering as set forth in "Use of Proceeds";

	Kimbell Royalty Partners, LP Pro Forma		Predecessor Historical			
	Nine Months Ended September 30, 2016	Year Ended December 31, 2015	Nine Months Ended September 30,		Year Ended December 31,	
			2016	2015	2015	2014
Statement of Operations Data:						
Revenue:						
Oil, natural gas and NGL revenues	$ 15,354,458	$ 26,691,028	$ 2,572,477	$ 3,670,930	$ 4,684,923	$ 7,219,822
Cost and expenses:						
Production and ad valorem taxes	1,284,194	2,199,404	203,567	214,150	426,885	568,327
Depreciation, depletion and accretion expense	9,492,247	17,988,212	1,244,023	2,969,502	4,008,730	4,044,802
Impairment of oil and natural gas properties	4,982,739	27,749,669	4,992,897	25,796,352	28,673,166	7,416,747
Marketing and other deductions	1,247,964	1,271,104	570,521	590,637	747,264	526,727
General and administrative expenses	3,659,341	5,079,796	1,252,001	1,127,926	1,789,884	1,757,377
Total costs and expenses	20,666,485	54,288,185	8,263,009	30,698,567	35,645,929	14,313,980
Operating loss	(5,312,027)	(27,597,157)	(5,690,532)	(27,027,637)	(30,961,006)	(7,094,158)
Interest expense	227,737	308,343	314,081	282,372	385,119	302,118
Loss before income taxes	(5,539,764)	(27,905,500)	(6,004,613)	(27,310,009)	(31,346,125)	(7,396,276)
State income taxes	—	—	13,401	11,557	(32,199)	16,970
Net income (loss)	$ (5,539,764)	$(27,905,500)	$ (6,018,014)	$(27,321,566)	$(31,313,926)	$ (7,413,246)
Statement of Cash Flows Data:						
Net cash provided by (used in):						
Operating activities			$ 956,793	$ 2,317,594	$ 2,713,133	$ 4,038,018
Investing activities			$ (93,899)	$ (503,989)	$ (538,640)	$(53,463,030)
Financing activities			$ (563,000)	$ (1,762,973)	$ (2,062,818)	$ 39,645,738
Other Financial Data:						
Adjusted EBITDA (1)	$ 9,162,959	$ 18,140,724	$ 1,000,183	$ 2,192,012	$ 2,325,949	$ 4,518,656
Selected Balance Sheet Data:						
Cash and cash equivalents	$ 1,500,000		$ 679,635	$ 318,698	$ 379,741	$ 268,066
Total assets	$213,930,743		$20,784,733	$ 30,753,412	$ 27,905,790	$ 58,753,888
Long-term debt	$ 1,500,000		$10,898,860	$ 10,998,860	$ 11,448,860	$ 9,003,860
Total liabilities	$ 2,664,762		$12,109,530	$ 12,672,894	$ 13,666,368	$ 10,556,272
Members' equity	$211,265,981		$ 8,675,203	$ 18,080,518	$ 14,239,422	$ 48,197,616

(1) For more information, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations period to period without regard to our financing methods or capital structure. In addition, management uses Adjusted EBITDA to evaluate cash flow available to pay distributions to our unitholders.

We define Adjusted EBITDA as net income (loss) plus interest expense, net of capitalized interest, non-cash unit-based compensation, impairment of oil and natural gas properties, income taxes and depreciation, depletion and accretion expense. Adjusted EBITDA is not a measure of net income (loss) or net cash provided by operating activities as determined by GAAP. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA.

Adjusted EBITDA should not be considered an alternative to net income, oil, natural gas and natural gas liquids revenues, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following tables present a reconciliation of Adjusted EBITDA to net income and net cash provided by operating activities, our most directly comparable GAAP financial measures for the periods indicated.

| | Kimbell Royalty Partners, LP Pro Forma | | Predecessor Historical | | | |
| | Nine Months Ended September 30, 2016 | Year Ended December 31, 2015 | Nine Months Ended September 30, | | Year Ended December 31, | |
			2016	2015	2015	2014
Net income (loss)	$(5,539,764)	$(27,905,500)	$(6,018,014)	$(27,321,566)	$(31,313,926)	$(7,413,246)
Depreciation, depletion and accretion expenses	9,492,247	17,988,212	1,244,023	2,969,502	4,008,730	4,044,802
Interest expense	227,737	308,343	314,081	282,372	385,119	302,118
Income taxes	—	—	13,401	11,557	(32,199)	16,970
EBITDA	4,180,220	(9,608,945)	(4,446,509)	(24,058,135)	(26,952,276)	(3,049,356)
Impairment of oil and natural gas properties	4,982,739	27,749,669	4,992,897	25,796,352	28,673,166	7,416,747
Unit-based compensation	—	—	453,795	453,795	605,059	151,265
Adjusted EBITDA	$ 9,162,959	$ 18,140,724	$ 1,000,183	$ 2,192,012	$ 2,325,949	$ 4,518,656

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our Sponsors and their respective affiliates, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors and their respective affiliates, which are under no obligation to adopt a business strategy that favors us.

Upon the completion of this offering, affiliates of our general partner will own or control up to an aggregate of 22.4% of our common units (or 20.9% of our common units, if the underwriters exercise their option to purchase additional common units in full) (excluding any common units purchased by officers and directors of our general partner under our directed unit program), and our Sponsors will indirectly own and control our general partner. Our general partner has sole responsibility for conducting our business and managing our operations. Although our general partner has a duty to manage us in a manner that is in, or not adverse to, the best interests of us and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is beneficial to Kimbell Holdings and its parents, our Sponsors. Conflicts of interest may arise between our Sponsors and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates, including our Sponsors and their respective affiliates, over the interests of our unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our Sponsors or the Contributing Parties to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our Sponsors to undertake acquisition opportunities for themselves or any other investment partnership that they control, and the directors and officers of our Sponsors and the Contributing Parties have a fiduciary duty to make these decisions in the best interests of our Sponsors and such Contributing Parties, which may be contrary to our interests;

- our Sponsors may change their strategy or priorities in a way that is detrimental to our future growth and acquisition opportunities;

- many of the officers and directors of our general partner are also officers or directors of, and equity owners in, our Sponsors and the Contributing Parties and will owe fiduciary duties to our Sponsors, or any other investment partnership that they control, and the Contributing Parties and their respective owners;

- our partnership agreement does not limit our Sponsors' or their respective affiliates' ability to compete with us and, subject to the 50% participation right included in the contribution agreement that we have entered into with our Sponsors and the Contributing Parties, neither our Sponsors nor the Contributing Parties have any obligation to present business opportunities to us, and although certain of the Contributing Parties have granted us a right of first offer for a period of three years after the closing of this offering with respect to certain mineral and royalty interests in the Permian Basin, the Bakken/Williston Basin and the Marcellus Shale, such Contributing Parties are under no obligation to offer such assets to us;

- our Sponsors may be constrained by the terms of their current or future debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

- how to allocate corporate opportunities among us and its other affiliates;

- whether to exercise its limited call right;

- whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner or by the unitholders;

- how to exercise its voting rights with respect to the units it owns;

- whether to sell or otherwise dispose of any units or other partnership interests it owns; and

- whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Duties—Duties of Our General Partner."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our Sponsors, as a result of such Sponsors controlling our general partner, and not by our unitholders. Please read "Management—Management of Kimbell Royalty Partners, LP" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66⅔% of all outstanding common units. Upon the completion of this offering, affiliates of our general partner will own or control an aggregate of 22.4% of our common units (or 20.9%

a third party. After any such transfer, the new member or members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not pay a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read "The Partnership Agreement—Limited Liability."

Increases in interest rates may cause the market price of our common units to decline.

While interest rates have been at record low levels in recent years, this low interest rate environment likely will not continue indefinitely. An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular, for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders will incur immediate and substantial dilution in net tangible book value per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $18.27 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $1.73 per common unit. This dilution results primarily because the assets contributed to us by our predecessor are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including our Sponsors and their respective affiliates) own more than 80% of our common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. Upon the completion of this offering, affiliates of our general partner will own or control up to an aggregate of 22.4% of our common units (or 20.9% of our common units, if the underwriters exercise their option to purchase additional common units in full) (excluding any common units purchased by officers and directors of our general partner under our directed unit program), and our Sponsors will indirectly own and control our general partner. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

We may issue additional common units and other equity interests without unitholder approval, which would dilute existing unitholder ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests, including common units, without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

- the proportionate ownership interest of unitholders in us immediately prior to the issuance will decrease;

- the amount of cash distributions on each common unit may decrease;

- the ratio of our taxable income to distributions may increase;

- the relative voting strength of each previously outstanding common unit may be diminished; and

- the market price of the common units may decline.

Please read "The Partnership Agreement—Issuance of Additional Partnership Interests."

There are no limitations in our partnership agreement on our ability to issue units ranking senior in right of distributions or liquidation to our common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that rank senior in right of distributions, liquidation or voting to our common units. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be materially adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our Sponsors and the Contributing Parties.

After this offering, we will have 16,332,708 common units outstanding, including our common units that we are selling in this offering that may be resold in the public market immediately. All of the common units to be issued to the Contributing Parties, including affiliates of our Sponsors, will be subject to resale restrictions under a 180-day lock-up agreement set forth in the contribution agreement. The lock-up restrictions may not be waived by us without the consent of certain of the underwriters. In addition, any common units held by our Sponsors will be subject to a lock-up agreement with the underwriters. Sales by our Sponsors, certain of the Contributing Parties or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to the Contributing Parties. Please read ''Units Eligible for Future Sale.''

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 5,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- changes in commodity prices;

- public reaction to our press releases, announcements and filings with the SEC;

- fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

- changes in market valuations of similar companies;

USE OF PROCEEDS

We will receive net proceeds of approximately $93.0 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee payable by us in connection with this offering but before offering expenses (which will be paid by the Contributing Parties and by a $1.5 million borrowing by us). We intend to use the net proceeds of this offering to make a distribution to the Contributing Parties. Our predecessor, which is one of the Contributing Parties, will use a portion of the proceeds it receives from this offering to repay and retire its credit facility. We will not assume any indebtedness of our predecessor in connection with this offering.

To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to the Contributing Parties. Any common units not purchased by the underwriters pursuant to their option will be issued to the Contributing Parties at the expiration of the option period for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $13.95 million, after deducting the estimated underwriting discount and structuring fee. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to the Contributing Parties.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting the estimated underwriting discount and structuring fee, to increase or decrease by approximately $4.7 million, based on an assumed initial public offering price of $20.00 per common unit. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $20.00 per common unit, would increase net proceeds by approximately $24.2 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial public offering price of $20.00 per common unit, would decrease the net proceeds to us from this offering by approximately $22.3 million. If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, the cash distribution to the Contributing Parties from the net proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of September 30, 2016:

- on a historical basis for our predecessor;

- on a pro forma basis to reflect, among other things, the portion of our initial assets to be contributed by the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties), and the offering of 3,648,798 common units and the application of the net proceeds therefrom as described under "Use of Proceeds"; and

- on a pro forma as adjusted basis to reflect, among other things, the contribution of all of our initial assets by all of the Contributing Parties, the offering of 5,000,000 common units (including the 3,648,798 common units referred to in the preceding clause) and the application of the net proceeds therefrom as described under "Use of Proceeds."

This table is derived from, and should be read together with, the historical and pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2016		
	Predecessor	Kimbell Royalty Partners, LP	
	Historical	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$ 679,635	$ 1,500,000	$ 1,500,000
Long-term debt	$10,898,860	$ 1,500,000	$ 1,500,000
Members' equity/partners' capital:			
Members' equity	$ 8,675,203	$ —	$ —
General partner	—	—	—
Common units	—	211,265,981	298,376,705 (1)
Total members' equity/partners' capital	$ 8,675,203	$211,265,981	$298,376,705
Total capitalization	$19,574,063	$212,765,981	$299,876,705

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(1) Represents September 30, 2016 pro forma equity adjusted for (1) a distribution of $24.0 million of proceeds attributable to the sale of common units to the public in this offering to the Contributing Parties not reflected in our pro forma financial statements, net of transaction costs; (2) a distribution of $86.6 million, composed of $62.6 million of common units and $24.0 million in cash, as described above, in exchange for oil and gas properties not reflected in our pro forma financial statements to the Contributing Parties not reflected in our pro forma financial statements and (3) $0.8 million distributed to our predecessor for working capital. None of these adjustments have been reflected in our pro forma financial statements.

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma as adjusted net tangible book value per unit immediately after this offering. Pro forma as adjusted net tangible book value is based on the contribution of all of our initial assets by all of the Contributing Parties, the offering of all the common units to the public in connection with this offering and the application of the net proceeds therefrom as described in "Use of Proceeds." After giving effect to the sale of 5,000,000 common units in this offering at an initial public offering price of $20.00 per common unit, and after deduction of the estimated underwriting discount and structuring fee payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of September 30, 2016 would have been approximately $298.4 million, or $18.27 per unit. This represents an immediate increase in net tangible book value of $0.82 per unit to our existing unitholders and an immediate pro forma dilution of $1.73 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per common unit (1)	$20.00
Pro forma as adjusted net tangible book value per common unit before the offering (2) $17.45	
Decrease in net tangible book value per common unit attributable to purchasers in the offering 0.82	
Less: Pro forma as adjusted net tangible book value per common unit after the offering (3)	18.27
Immediate dilution in net tangible book value per common unit to purchasers in the offering (4)(5)	$ 1.73

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(1) The mid-point of the price range set forth on the cover of this prospectus.

(2) Determined by dividing the pro forma as adjusted net tangible book value of the contributed assets and liabilities by the number of common units to be issued to the Contributing Parties for their contribution of assets and liabilities to us.

(3) Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of common units outstanding after this offering.

(4) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $2.73 and $0.73, respectively.

(5) Assumes the underwriters' option to purchase additional common units from us is not exercised. Because the total number of common units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by all of the Contributing Parties and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

(dollars in millions)	Units Acquired		Total Consideration	
	Number	Percent	Amount	Percent
Contributing Parties (1)	11,332,708	69.4%	$226.7	71.8%
Purchasers in this offering	5,000,000	30.6%	88.9 (2)	28.2%
Total	16,332,708	100%	$315.6	100%

(1) Reflects the value of the assets to be contributed to us by all of the Contributing Parties recorded at historical cost. Book value of the consideration provided by the Contributing Parties, as of September 30, 2016, after giving effect to the formation transactions, is as follows:

	(in thousands)
Book value of net assets contributed	$315,591
Less: Distribution to the Contributing Parties from net proceeds of this offering	(88,937)
Total consideration	$226,654

(2) Assumes the underwriter's option to purchase additional common units is not exercised.

Operating, and to such other entities providing services to us and Kimbell Operating, will reduce the amount of cash to pay distributions to our unitholders.

- Under Section 17-607 of the Delaware Act, we may not pay a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of commercial or other factors as well as increases in general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after, among other things, the establishment of cash reserves and payment of our expenses. To fund growth, we will eventually need capital in excess of the amounts we may retain in our business. As a result, our growth will depend initially on our operators' ability, and perhaps our ability in the future, to raise debt and equity capital from third parties in sufficient amounts and on favorable terms when needed. To the extent efforts to access capital externally are unsuccessful, our ability to grow will be significantly impaired.

We expect to pay our distributions within 60 days of the end of each quarter. We will adjust the amount of our distribution for the period from the closing of this offering through March 31, 2017, based on the actual length of the period.

In the sections that follow, we present the following two tables:

- ''Unaudited Pro Forma Cash Available for Distribution,'' in which we present our unaudited estimate of the amount of pro forma cash available for distribution we would have had for the year ended December 31, 2015 and the twelve months ended September 30, 2016 had this offering and the pro forma formation transactions been consummated at the beginning of such period, in each case, based on our pro forma condensed combined financial statements included elsewhere in this prospectus; and

- ''Estimated Cash Available for Distribution,'' in which we provide our unaudited forecast of cash available for distribution for the full twelve months ending December 31, 2017.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2015 and the Twelve Months Ended September 30, 2016

We estimate that we would have generated $16.3 million and $10.9 million of pro forma cash available for distribution for the year ended December 31, 2015 and the twelve months ended September 30, 2016, respectively. Assuming we do not retain cash from operations for capital expenditures, this amount would have resulted in an aggregate annual distribution equal to $16.3 million for the year ended December 31, 2015 and $10.9 million for the twelve months ended September 30, 2016.

Our unaudited pro forma cash available for distribution for each of the year ended December 31, 2015 and the twelve months ended September 30, 2016 includes an incremental $1.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include: expenses associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley Act compliance expenses, expenses associated with

Kimbell Royalty Partners, LP
Pro Forma Cash Available for Distribution

	Year Ended December 31, 2015	Twelve Months Ended September 30, 2016
Revenue:		
Oil, natural gas and NGL revenues	$ 26,691,028	$21,096,031
Costs and Expenses		
Production and ad valorem taxes	2,199,404	1,989,121
Depreciation and depletion expenses	17,988,212	14,027,286
Impairment of oil and natural gas properties	27,749,669	7,751,957
Marketing and other deductions (1)	1,271,104	1,429,759
General and administrative expenses	5,079,796	5,051,218
Total costs and expenses	$ 54,288,185	$30,387,541
Operating loss	$(27,597,157)	$ (9,153,310)
Other expense:		
Interest expense (2)	308,343	308,343
Pro forma net loss (3)	**$(27,905,500)**	**$ (9,461,653)**
Adjustments to reconcile to pro forma Adjusted EBITDA:		
Depreciation and depletion expenses	17,988,212	14,027,286
Impairment of oil and natural gas properties	27,749,669	7,751,957
Interest expense (2)	308,343	308,343
Adjusted EBITDA (4)	$ 18,140,724	$12,625,933
Adjustments to reconcile pro forma Adjusted EBITDA to cash available for distribution:		
Less:		
Incremental general and administrative expenses (5)	(1,471,000)	(1,471,000)
Cash interest expense (2)	(286,808)	(286,808)
Capital expenditures (6)	(42,000)	—
Cash available for distribution	$ 16,340,916	$10,868,125
Cash reserves	—	—
Aggregate distributions to:		
Common units held by the public (5,000,000)	5,002,513	3,327,104
Common units held by all Contributing Parties (11,332,708)	11,338,403	7,541,021
Total distributions on common units	$ 16,340,916	$10,868,125
Per unit distribution on common units	$ 1.00	$ 0.67

(1) Includes the reclassification of our predecessor's state income taxes into marketing and other deductions of $(32,199) and $11,557 for the year ended December 31, 2015 and for the twelve months ended September 30, 2016, respectively.

(2) Interest expense is based on expected borrowings of $1.5 million at the closing of this offering to fund certain transaction expenses, inclusive of cash expenses of commitment fees and non-cash amortization of debt issuance costs. Cash interest expense does not include non-cash amortization of debt issuance costs.

(3) Net loss for the year ended December 31, 2015 gives effect to the pro forma adjustments reflected in our unaudited pro forma condensed combined financial statements included elsewhere is this prospectus.

(4) Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and reconciliation to its most directly comparable financial measure calculated in accordance with GAAP,

The following table illustrates the amount of cash available for distribution that we estimate that we will generate for the full twelve months ending December 31, 2017 and for each quarter during that twelve-month period that would be available for distribution to our unitholders. We will adjust the amount of our distribution for the period from the closing of this offering through March 31, 2017, based on the actual length of the period. All of the amounts for the full twelve months ending December 31, 2017 in the table below are estimates and include the assets to be contributed to us at the consummation of this offering.

Kimbell Royalty Partners, LP
Estimated Cash Available for Distribution
(Unaudited)

	Three Months Ending March 31, 2017	Three Months Ending June 30, 2017	Three Months Ending September 30, 2017	Three Months Ending December 31, 2017	Twelve Months Ending December 31, 2017
Revenue:					
Oil, natural gas and NGL revenues . . .	$9,153,906	$8,954,336	$8,732,858	$8,675,348	$35,616,448
Cost and expenses:					
Production and ad valorem taxes	659,861	643,604	629,176	625,148	2,557,789
Depreciation and depletion expenses .	4,732,033	4,609,122	4,494,585	4,478,416	18,314,156
Marketing and other deductions	651,474	636,762	614,739	611,432	2,514,407
General and administrative expenses (1)	1,618,753	1,618,753	1,618,753	1,618,753	6,475,012
Total costs and expenses	$7,662,121	$7,508,241	$7,357,253	$7,333,749	$29,861,364
Operating income	$1,491,785	$1,446,095	$1,375,605	$1,341,599	$ 5,655,084
Other expense:					
Interest expense (2)	87,327	87,327	87,327	87,327	349,308
Net Income	**$1,404,458**	**$1,358,768**	**$1,288,278**	**$1,254,272**	**$ 5,305,776**
Adjustments to reconcile to pro forma Adjusted EBITDA:					
Depreciation and depletion expenses .	4,732,033	4,609,122	4,494,585	4,478,416	18,314,156
Interest expense (2)	87,327	87,327	87,327	87,327	349,308
Adjusted EBITDA (3)	$6,223,818	$6,055,217	$5,870,190	$5,820,015	$23,969,240
Adjustments to reconcile Adjusted EBITDA to cash available for distribution:					
Cash interest expense (2)	71,702	71,702	71,702	71,702	286,808
Capital expenditures (4)	—	—	—	—	—
Cash available for distribution	$6,152,116	$5,983,515	$5,798,488	$5,748,313	$23,682,432
Cash reserves	—	—	—	—	—
Aggregate distributions to:					
Common units held by the public (5,000,000)	$1,883,373	$1,831,758	$1,775,116	$1,759,755	$ 7,250,000
Common units held by all Contributing Parties (11,332,708) .	4,268,743	4,151,756	4,023,372	3,988,558	16,432,430
Total distributions on common units	$6,152,116	$5,983,514	$5,798,488	$5,748,313	$23,682,432
Per unit distribution on common units	$ 0.38	$ 0.37	$ 0.36	$ 0.35	$ 1.45

(1) Includes the $1.5 million in incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our pro forma financial statements. Please read "—Assumptions and Considerations."

(2)   Interest expense is based on expected borrowings of $1.5 million at the closing of this offering to fund certain transaction expenses, inclusive of cash expenses of commitment fees and non-cash amortization of debt issuance costs. Cash interest expense does not include non-cash amortization of debt issuance costs.

(3)   Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and reconciliation to its most directly comparable financial measure calculated in accordance with GAAP, please read ''Summary—Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data—Non-GAAP Financial Measures.''

(4)   Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are those capital expenditures required to maintain our long-term production or asset base, including expenditures to replace our oil and natural gas reserves, through the acquisition of new oil or natural gas properties. The allocation of capital expenditures as maintenance capital expenditures (as opposed to expansion capital expenditures) is determined by our general partner and is supported by management's analysis of the historical and projected decline profiles of wells on the acreage underlying our assets, the current and projected production rates of such wells and wells expected to be drilled, completed and brought online, and the existing and expected development of the acreage underlying our interests by our operators. Based on this analysis, we expect that, over the long term, working interest owners will continue to develop our acreage through infill drilling, hydraulic fracturing, recompletions and secondary and tertiary recovery methods, and, as a result, we have estimated that the amount of maintenance capital expenditures currently necessary to maintain our production over the near term is negligible. However, the board of directors of our general partner may in the future determine that capital expenditures incurred in connection with acquisitions are required to be made to maintain our production over the long term, in which case, we will be required to deduct an estimated amount of such capital expenditures from our operating surplus in each quarter. This would reduce the amount of cash available for distribution.

Assumptions and Considerations

Based upon the specific assumptions outlined below, we expect to generate cash available for distribution in an amount sufficient to allow us to pay $1.45 per common unit on all of our outstanding units for the full twelve months ending December 31, 2017. We will adjust the amount of our distribution for the period from the closing of this offering through March 31, 2017, based on the actual length of the period.

While we believe that these assumptions are reasonable in light of our management's current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to allow us to pay the forecasted cash distribution, or any amount, on our outstanding common units, in which event the market price of our common units may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings ''Risk Factors'' and ''Forward-Looking Statements.'' Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

General Considerations

Substantially all of the anticipated increase in our estimated distributable cash flow for the full twelve months ending December 31, 2017, compared to the pro forma year ended December 31, 2015 and the pro forma twelve months ended September 30, 2016, is primarily attributable to:

Assets from Contributing Parties not reflected in pro forma financial statements.   Our estimate of cash available for distribution for the full twelve months ending December 31, 2017 includes the additional assets that will be contributed to us at the consummation of this offering and which have not been audited and therefore are not presented in the pro forma cash available

- there will not be any major adverse change in commodity prices or the energy industry in general;

- our third party operators will continue to conduct their operations in a manner that is not substantially different than currently conducted;

- market, insurance and overall economic conditions will not change substantially; and

- we will not undertake any extraordinary transactions that would materially affect our cash flow.

Forecasted Distributions

We intend to distribute aggregate quarterly distributions on our common units for the full twelve months ending December 31, 2017 of $23.7 million. We will adjust the amount of our distribution for the period from the closing of this offering through March 31, 2017, based on the actual length of the period. While we believe that the assumptions we have used in preparing the estimates set forth above are reasonable based upon management's current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic regulatory and competitive risks and uncertainties, including those described in "Risk Factors," that could cause actual results to differ materially from those we anticipate. If our actual results are significantly below forecasted results, or if our expenses are greater than forecasted, we may not be able to pay the forecasted annual distribution on all our outstanding common units in respect of the four calendar quarters ending December 31, 2017 or thereafter, which may cause the market price of our common units to decline materially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay distributions to our unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices. In the paragraphs below, we demonstrate the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay quarterly distributions on our common units for the full twelve months ending December 31, 2017.

Production Volume Changes

The following table shows estimated cash available for distribution under production levels of 90%, 100% and 110% of the production level we have forecasted for the full twelve months ending December 31, 2017.

	Percentage of Forecasted Annual Production		
	90%	100%	110%
Forecasted annual production:			
Oil (Bbls)	372,082	413,424	454,767
Natural Gas (Mcf)	2,943,271	3,270,301	3,597,332
Natural gas liquids (Bbls)	106,244	118,049	129,854
Combined volumes (BOE)	968,871	1,076,524	1,184,176
Forecasted average daily production:			
Oil (Bbl/d)	1,019	1,133	1,246
Natural gas (Mcf/d)	8,064	8,960	9,856
Natural gas liquids (Bbl/d)	291	323	356
Combined volumes (BOE/d)	2,654	2,949	3,244
Forecasted average oil sales prices:	100%	100%	100%
NYMEX-WTI oil price per Bbl	$ 54.88	$ 54.88	$ 54.88
Realized oil sales price per Bbl	$ 50.30	$ 50.30	$ 50.30
NYMEX-WTI oil price per Bbl	$ 54.88	$ 54.88	$ 54.88
Realized natural gas liquids sales price per Bbl	$ 20.63	$ 20.63	$ 20.63
Forecasted average natural gas sales prices:			
NYMEX-Henry Hub natural gas price per MMBtu	$ 3.44	$ 3.44	$ 3.44
Realized natural gas sales price per Mcf	$ 3.76	$ 3.76	$ 3.76
Revenue:			
Oil, natural gas and NGL revenues	$ 31,964	$ 35,516	$ 39,068
Cost and expenses:			
Production and ad valorem taxes	2,302	2,558	2,814
Depreciation and depletion expenses	16,483	18,314	14,409
Marketing and other deductions	2,263	2,514	2,765
General and administrative expenses (1)	6,475	6,475	6,475
Total costs and expenses	$ 27,523	$ 29,861	$ 26,463
Operating income	$ 4,441	$ 5,655	$ 12,605
Other expense:			
Interest expense (2)	349	349	349
Net Income	**$ 4,092**	**$ 5,306**	**$ 12,256**
Adjustments to reconcile to pro forma Adjusted EBITDA:			
Depreciation and depletion expenses	16,483	18,314	14,409
Interest expense (2)	349	349	349
Adjusted EBITDA (3)	$ 20,924	$ 23,969	$ 27,014
Adjustments to reconcile Adjusted EBITDA to cash available for distribution:			
Cash interest expense (2)	287	287	287
Capital expenditures	—	—	—
Cash available for distribution	$ 20,637	$ 23,682	$ 26,727
Cash reserves	—	—	—
Aggregate distributions to:			
Common units held by the public (5,000,000)	$ 6,318	$ 7,250	$ 8,182
Common units held by all Contributing Parties (11,332,708)	14,319	16,432	18,545
Total distributions on common units	$ 20,637	$ 23,682	$ 26,727
Per unit distribution on common units	$ 1.26	$ 1.45	$ 1.64

(1) Includes the $1.5 million in incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our pro forma financial statements.

(2) Interest expense is based on expected borrowings of $1.5 million at the closing of this offering to fund certain transaction expenses, inclusive of cash expenses of commitment fees and non-cash amortization of debt issuance costs. Cash interest expense does not include non-cash amortization of debt issuance costs.

(3) Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and reconciliation to its most directly comparable financial measure calculated in accordance with GAAP, please read "Summary—Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data—Non-GAAP Financial Measures."

Commodity Price Changes

The following table shows estimated cash available for distribution under various assumed NYMEX-WTI oil and natural gas prices for the full twelve months ending December 31, 2017. The amounts shown below are based on forecasted realized commodity prices that take into account our average NYMEX commodity price differential assumptions. We have assumed no changes in our production based on changes in prices.

Forecasted annual production:			
Oil (Bbls)	413,424	413,424	413,424
Natural Gas (Mcf)	3,270,301	3,270,301	3,270,301
Natural gas liquids (Bbls)	118,049	118,049	118,049
Combined volumes (BOE)	1,076,524	1,076,524	1,076,524
Forecasted average daily production:			
Oil (Bbl/d)	1,133	1,133	1,133
Natural gas (Mcf/d)	8,960	8,960	8,960
Natural gas liquids (Bbl/d)	323	323	323
Combined volumes (BOE/d)	2,949	2,949	2,949

	Percentage Change in Commodity Price		
	90%	100%	110%
Forecasted average oil sales prices:			
NYMEX-WTI oil price per Bbl	$ 49.39	$ 54.88	$ 60.37
Realized oil sales price per Bbl	$ 45.27	$ 50.30	$ 55.33
NYMEX-WTI oil price per Bbl	$ 49.39	$ 54.88	$ 60.37
Realized natural gas liquids sales price per Bbl	$ 18.57	$ 20.63	$ 22.69
Forecasted average natural gas sales prices:			
NYMEX-Henry Hub natural gas price per MMBtu	$ 3.10	$ 3.44	$ 3.78
Realized natural gas sales price per Mcf	$ 3.38	$ 3.76	$ 4.13
Revenue:			
Oil, natural gas and NGL revenues	$ 31,964	$ 35,516	$ 39,068
Cost and expenses:			
Production and ad valorem taxes	2,302	2,558	2,814
Depreciation and depletion expenses	18,314	18,314	18,314
Marketing and other deductions	2,263	2,514	2,765
General and administrative expenses (1)	6,475	6,475	6,475
Total costs and expenses	$ 29,354	$ 24,646	$ 25,153
Operating income	$ 2,610	$ 10,870	$ 13,915
Other expense:			
Interest expense (2)	349	349	349
Net Income	**$ 2,261**	**$ 10,521**	**$ 13,566**
Adjustments to reconcile to pro forma Adjusted EBITDA:			
Depreciation and depletion expenses	18,314	18,314	18,314
Interest expense (2)	349	349	349
Adjusted EBITDA (3)	$ 20,924	$ 23,969	$ 27,014
Adjustments to reconcile Adjusted EBITDA to cash available for distribution:			
Cash interest expense (2)	287	287	287
Capital expenditures	—	—	—
Cash available for distribution	$ 20,637	$ 23,682	$ 26,727
Cash reserves	—	—	—
Aggregate distributions to:			
Common units held by the public (5,000,000)	$ 6,318	$ 7,250	$ 8,182
Common units held by all Contributing Parties (11,332,708)	14,319	16,432	18,545
Total distributions on common units	$ 20,637	$ 23,682	$ 26,727
Per unit distribution on common units	$ 1.26	$ 1.45	$ 1.64

(1) Includes the $1.5 million in incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our pro forma financial statements.

(2) Interest expense is based on expected borrowings of $1.5 million at the closing of this offering to fund certain transaction expenses, inclusive of cash expenses of commitment fees and non-cash amortization of debt issuance costs. Cash interest expense does not include non-cash amortization of debt issuance costs.

(3) Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and reconciliation to its most directly comparable financial measure calculated in accordance with GAAP, please read "Summary—Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data—Non-GAAP Financial Measures."

- the issuance of any partnership interests that rank senior in right of distributions or liquidation to our common units.

Please read "The Partnership Agreement—Certain Provisions of the Agreement Governing our General Partner."

Method of Distributions

We intend to distribute available cash to our unitholders, pro rata. Our partnership agreement permits us to borrow to pay distributions, but we are not required to, and do not intend to, borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.

Common Units

At the closing of this offering, we will have 16,332,708 common units outstanding. Each common unit will be entitled to receive cash distributions to the extent we distribute available cash. Common units will not accrue arrearages. Our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank.

General Partner Interest

Upon the closing of this offering, our general partner will own a non-economic general partner interest in us and therefore will not be entitled to receive cash distributions. However, it may acquire common units and other partnership interests in the future and will be entitled to receive pro rata distributions in respect of those partnership interests.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

Kimbell Royalty Partners, LP was formed in October 2015. In this prospectus, we present the historical financial statements of Rivercrest Royalties, LLC, our predecessor for accounting purposes. We refer to this entity as "our predecessor." The following table presents selected historical financial data of our predecessor and selected unaudited pro forma financial data of Kimbell Royalty Partners, LP as of the dates and for the years indicated.

The selected historical financial data of our predecessor presented as of and for the years ended December 31, 2015 and 2014 are derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data presented as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 are derived from the unaudited historical financial statements of our predecessor included elsewhere in this prospectus.

The selected unaudited pro forma financial data presented as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are derived from our unaudited pro forma financial statements included elsewhere in this prospectus and give effect to the following transactions:

- The assignment by our predecessor of certain non-operated working interests and net profits interests that will not be contributed to us;

- Our acquisition of assets to be contributed by our predecessor and the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties);

- The issuance by us of an aggregate of 8,204,612 common units to our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. in exchange for assets acquired from them (but not from the other Contributing Parties). The unaudited pro forma financial statements do not reflect the issuance of 3,128,096 common units issued to the other Contributing Parties in exchange for the acquisition of assets from such parties;

- The issuance by us of 3,648,798 of the 5,000,000 common units being offered to the public in this offering at an assumed initial public offering price of $20.00 per common unit, which is the mid-point of the range set forth on the cover of the prospectus, reflecting that number of common units deemed issued to the public to fund the acquisition of assets from the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties). The unaudited pro forma financial statements do not reflect the issuance of 1,351,202 common units issued to the public deemed to fund the acquisition of assets from the other Contributing Parties;

- The conversion of members' equity of our predecessor into common units;

- The use of the net proceeds from this offering as set forth in "Use of Proceeds";

	Kimbell Royalty Partners, LP Pro Forma		Predecessor Historical			
	Nine Months Ended September 30, 2016	Year Ended December 31, 2015	Nine Months Ended September 30,		Year Ended December 31,	
			2016	2015	2015	2014
Statement of Operations Data:						
Revenue:						
Oil, natural gas and NGL revenues	$ 15,354,458	$ 26,691,028	$ 2,572,477	$ 3,670,930	$ 4,684,923	$ 7,219,822
Cost and expenses:						
Production and ad valorem taxes	1,284,194	2,199,404	203,567	214,150	426,885	568,327
Depreciation, depletion and accretion expense	9,492,247	17,988,212	1,244,023	2,969,502	4,008,730	4,044,802
Impairment of oil and natural gas properties . . .	4,982,739	27,749,669	4,992,897	25,796,352	28,673,166	7,416,747
Marketing and other deductions	1,247,964	1,271,104	570,521	590,637	747,264	526,727
General and administrative expenses	3,659,341	5,079,796	1,252,001	1,127,926	1,789,884	1,757,377
Total costs and expenses	20,666,485	54,288,185	8,263,009	30,698,567	35,645,929	14,313,980
Operating loss	(5,312,027)	(27,597,157)	(5,690,532)	(27,027,637)	(30,961,006)	(7,094,158)
Interest expense	227,737	308,343	314,081	282,372	385,119	302,118
Loss before income taxes . . .	(5,539,764)	(27,905,500)	(6,004,613)	(27,310,009)	(31,346,125)	(7,396,276)
State income taxes	—	—	13,401	11,557	(32,199)	16,970
Net income (loss)	$ (5,539,764)	$(27,905,500)	$ (6,018,014)	$(27,321,566)	$(31,313,926)	$ (7,413,246)
Statement of Cash Flows Data:						
Net cash provided by (used in):						
Operating activities			$ 956,793	$ 2,317,594	$ 2,713,133	$ 4,038,018
Investing activities			$ (93,899)	$ (503,989)	$ (538,640)	$(53,463,030)
Financing activities			$ (563,000)	$ (1,762,973)	$ (2,062,818)	$ 39,645,738
Other Financial Data:						
Adjusted EBITDA (1)	$ 9,162,959	$ 18,140,724	$ 1,000,183	$ 2,192,012	$ 2,325,949	$ 4,518,656
Selected Balance Sheet Data:						
Cash and cash equivalents . .	$ 1,500,000		$ 679,635	$ 318,698	$ 379,741	$ 268,066
Total assets	$213,930,743		$20,784,733	$ 30,753,412	$ 27,905,790	$ 58,753,888
Long-term debt	$ 1,500,000		$10,898,860	$ 10,998,860	$ 11,448,860	$ 9,003,860
Total liabilities	$ 2,664,762		$12,109,530	$ 12,672,894	$ 13,666,368	$ 10,556,272
Members' equity	$211,265,981		$ 8,675,203	$ 18,080,518	$ 14,239,422	$ 48,197,616

(1)   For more information, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations period to period without regard to our financing methods or capital structure. In addition, management uses Adjusted EBITDA to evaluate cash flow available to pay distributions to our unitholders.

We define Adjusted EBITDA as net income (loss) plus interest expense, net of capitalized interest, non-cash unit-based compensation, impairment of oil and natural gas properties, income taxes and depreciation, depletion and accretion expense. Adjusted EBITDA is not a measure of net income (loss) or net cash provided by operating activities as determined by GAAP. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA.

Adjusted EBITDA should not be considered an alternative to net income, oil, natural gas and natural gas liquids revenues, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following tables present a reconciliation of Adjusted EBITDA to net income and net cash provided by operating activities, our most directly comparable GAAP financial measures for the periods indicated.

	Kimbell Royalty Partners, LP Pro Forma		Predecessor Historical			
	Nine Months Ended September 30, 2016	Year Ended December 31, 2015	Nine Months Ended September 30,		Year Ended December 31,	
			2016	2015	2015	2014
Net income (loss) . . .	$(5,539,764)	$(27,905,500)	$(6,018,014)	$(27,321,566)	(31,313,926)	$(7,413,246)
Depreciation, depletion and accretion expenses	9,492,247	17,988,212	1,244,023	2,969,502	4,008,730	4,044,802
Interest expense . .	227,737	308,343	314,081	282,372	385,119	302,118
Income taxes	—	—	13,401	11,557	(32,199)	16,970
EBITDA	4,180,220	(9,608,945)	(4,446,509)	(24,058,135)	(26,952,276)	(3,049,356)
Impairment of oil and natural gas properties	4,982,739	27,749,669	4,992,897	25,796,352	28,673,166	7,416,747
Unit-based compensation	—	—	453,795	453,795	605,059	151,265
Adjusted EBITDA . .	$ 9,162,959	$ 18,140,724	$ 1,000,183	$ 2,192,012	$ 2,325,949	$ 4,518,656

approximately 46.9% of our combined discounted future net income (discounted at 10%). Our revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices. Oil, natural gas and natural gas liquids prices have historically been volatile, and we do not currently hedge our exposure to changes in commodity prices.

We believe that one of our key strengths is our management team's extensive experience in acquiring and managing mineral and royalty interests. Our management team and board of directors, which includes our founders, have a long history of creating value. We expect our business model to allow us to integrate significant acquisitions into our existing organizational structure quickly and cost-efficiently. In particular, Messrs. R. Ravnaas, Taylor and Wynne average over 30 years sourcing, engineering, evaluating, acquiring and managing mineral and royalty interests. In connection with this offering, we will enter into a management services agreement with Kimbell Operating, which will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors, pursuant to which they will identify, evaluate and recommend to us acquisition opportunities and negotiate the terms of such acquisitions. Please read "Certain Relationships and Related Party Transactions—Agreements and Transactions with Affiliates in Connection with this Offering—Management Services Agreements."

Upon completion of this offering, our Sponsors will indirectly own and control our general partner, and the Contributing Parties will own an aggregate of approximately 69.4% of our outstanding common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program). The Contributing Parties, including affiliates of our Sponsors, will retain a diverse portfolio of mineral and royalty interests with production and reserve characteristics similar to the assets we will own at the closing of this offering. In connection with this offering and pursuant to the contribution agreement that we have entered into with our Sponsors and the Contributing Parties, certain of the Contributing Parties have granted us a right of first offer for a period of three years after the closing of this offering with respect to certain mineral and royalty interests in the Permian Basin, the Bakken/ Williston Basin and the Marcellus Shale. We believe the Contributing Parties, including affiliates of our Sponsors, will be incentivized through their direct or indirect ownership of common units to offer us the opportunity to acquire additional mineral and royalty interests from them in the future. Such Contributing Parties, however, have no obligation to sell any assets to us or to accept any offer that we may make for such assets, and we may decide not to acquire such assets even if such Contributing Parties offer them to us. In addition, under the contribution agreement, we have a right to participate, at our option and on substantially the same or better terms, in up to 50% of any acquisitions, other than de minimis acquisitions, for which Messrs. R. Ravnaas, Taylor and Wynne provide, directly or indirectly, any oil and gas diligence, reserve engineering or other business services. Please read "Certain Relationships and Related Party Transactions— Agreements and Transactions with Affiliates in Connection with this Offering—Contribution Agreement."

Our Assets

We categorize our assets into two groups: mineral interests and overriding royalty interests.

Mineral Interests

Mineral interests are real property interests that are typically perpetual and grant ownership to all of the oil and natural gas lying below the surface of the property, as well as the right to explore, drill and produce oil and natural gas on that property or to lease such rights to a third provisions associated with an award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, we expect that the full board of directors or a subcommittee of two or more non-employee directors will administer all awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed 2,041,600 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or expiration of awards, as provided under the LTIP. Under the LTIP, the maximum aggregate grant date fair value of awards granted to a non-employee director of our general partner, in such individual's capacity as a non-employee director, during any calendar year will not exceed $500,000 (or $600,000 in the first year in which an individual becomes a non-employee director).

If any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Awards

Unit Options

We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for an unit option must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the committee determines for each unit option and the term of the unit option will not exceed ten years. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights

A unit appreciation right is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The committee will be able to make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common units following this offering and the other formation transactions by:

- our general partner;

- each of our general partner's directors, director nominees and executive officers;

- each unitholder known by us to beneficially hold 5% or more of our common units; and

- all of our general partner's directors, director nominees and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

The following table does not include any common units that may be purchased pursuant to our directed unit program. Please read "Underwriting—Directed Unit Program."

Name of Beneficial Owner	Common Units Beneficially Owned (1)	Percentage of Common Units Beneficially Owned (1)
Kimbell Art Foundation (2)	2,902,797	17.8%
Rivercrest Royalties Holdings, LLC (3)	1,276,450	7.8%
Trunk Bay Royalty Partners, Ltd. (4)	1,098,980	6.7%
BGT Royalty Partners, LP (5)	1,053,341	6.4%
French Capital Partners, Ltd. (6)	889,331	5.4%
Robert D. Ravnaas (7)	250,063	1.5%
R. Davis Ravnaas (8)	23,301	*%
Jeff McInnis	—	—%
Matthew S. Daly	—	—%
Brett G. Taylor (9)	116,853	*%
Benny D. Duncan (10)	2,088,984	12.8%
Ben J. Fortson (11)	2,984,616	18.3%
T. Scott Martin (12)	6,113	*%
Mitch S. Wynne (13)	312,304	1.9%
William H. Adams III	—	—%
C.O. Ted Collins, Jr.	—	—%
Craig Stone	—	—%
All directors, director nominees and executive officers as a group (12 persons)	5,782,234	35.4%

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*   Less than 1%

(1) This table assumes the underwriters do not exercise their option to purchase additional common units and such common units are therefore issued to the Contributing Parties upon the expiration of the option period. If such option is exercised in full, the Contributing Parties will beneficially own 10,582,709 common units, or 64.8% of the total common units outstanding.

(2) The address for this beneficial owner is 301 Commerce Street, Suite 2300, Fort Worth, Texas 76102. Ben J. Fortson is Vice President and Chief Investment Officer of the Kimbell Art Foundation, and he was delegated authority to manage the investment assets of the Kimbell Art Foundation and, therefore, may be deemed to have voting and

investment power over the 2,902,797 common units owned by the Kimbell Art Foundation. Mr. Fortson disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

(3)   The address for this beneficial owner is 777 Taylor Street, Suite 810, Fort Worth, Texas, 76102. Robert D. Ravnaas is a manager and President, R. Davis Ravnaas is Vice President and T. Scott Martin is a manager of Rivercrest Royalties Holdings, LLC; however, none of Messrs. R. Ravnaas, D. Ravnaas or Martin has voting or investment power with respect to such entity. Each of Messrs. R. Ravnaas, D. Ravnaas and Martin disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

(4)   The address for this beneficial owner is P.O. Box 671099, Dallas, Texas 75367. Trunk Bay, LLC is the general partner of, and may be deemed to have voting and investment power over common units owned by, Trunk Bay Royalty Partners, Ltd. Benny D. Duncan is the Sole Manager of, and may be deemed to have voting and investment power over common units that may be deemed to be owned by, Trunk Bay, LLC. Each of Trunk Bay, LLC and Mr. Duncan disclaims beneficial ownership of such common units except to the extent of their pecuniary interest therein.

(5)   The address for this beneficial owner is 2777 N. Stemmons Fwy, Suite 1133, Dallas, Texas 75207. BGT Royalty Partners Genpar, LLC is the general partner of BGT Royalty Partners, LP and may be deemed to beneficially own the common units beneficially owned by BGT Royalty Partners, LP. Robert D. Ravnaas and Brett G. Taylor are Co-Presidents of BGT Royalty Partners Genpar, LLC; however, neither Mr. R. Ravnaas nor Mr. Taylor has voting or investment power with respect to such entity. Each of Messrs. R. Ravnaas and Taylor disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

(6)   The address for this beneficial owner is P.O. Box 11327, Midland, Texas 79701. Marcia French is the managing member of, and may be deemed to have voting and investment power over the 889,331 common units that may be deemed to be owned by, French Capital Management, LLC. French Capital Management, LLC is the general partner of French Capital Partners, Ltd. and therefore may be deemed to beneficially own the 889,331 common units owned by French Capital Partners, Ltd.

(7)   Robert D. Ravnaas is a partner or member in certain entities that hold, in the aggregate, approximately 3,181,535 common units, or 19.5%. Mr. R. Ravnaas does not have voting or investment power with respect to such entities. Mr. R. Ravnaas' pecuniary interest in such entities is an aggregate of approximately 250,063 common units, or 1.5%, and Mr. R. Ravnaas disclaims beneficial ownership of the common units that may be deemed to be owned by such entities except to the extent of his pecuniary interest therein.

(8)   R. Davis Ravnaas is a partner or member in certain entities that hold, in the aggregate, approximately 2,390,621 common units, or 14.6%. Mr. D. Ravnaas does not have voting or investment power with respect to such entities. Mr. D. Ravnaas' pecuniary interest in such entities is an aggregate of approximately 23,301 common units, or 0.1%, and Mr. D. Ravnaas disclaims beneficial ownership of the common units that may be deemed to be owned by such entities except to the extent of his pecuniary interest therein.

(9)   Brett G. Taylor is the Sole Member of, and may be deemed to have voting and investment power over the 2,325 common units owned by, BRD Royalty Holdings, LLC. Brett G. Taylor is the sole trustee of, and may be deemed to have voting and investment power over the 72,841 common units owned by, Brett G. Taylor Royalty Trust. Brett G. Taylor Royalty Trust owns a 50% membership interest in, and may be deemed to have voting and investment power over the 1,543 common units owned by, FWA Partners, LLC, and Mr. Taylor, as the sole trustee of Brett G. Taylor Royalty Trust, may be deemed to have voting and investment power over such common units. Each of Mr. Taylor, with respect to the common units owned by BRD Royalty Holdings, LLC, Brett G. Taylor Royalty Trust and FWA Partners, LLC, and Brett G. Taylor Royalty Trust, with respect to the common units owned by FWA Partners, LLC, disclaims beneficial ownership of such common units except to the extent of their pecuniary interest therein. In addition, Mr. Taylor is a partner or member in certain entities that hold, in the aggregate, approximately 1,408,123 additional common units, or 8.6%. Mr. Taylor does not have voting or investment power with respect to such entities. Mr. Taylor's pecuniary interest in such entities is an aggregate of approximately 40,144 additional common units, or 0.2%, and Mr. Taylor disclaims beneficial ownership of the common units that may be deemed to be owned by such entities except to the extent of his pecuniary interest therein.

(10)   Benny D. Duncan is the Sole Member of, and may be deemed to have voting and investment power over the 20,970 common units that may be deemed to be owned by, Eagle Management, LLC. Eagle Management, LLC is the general partner of, and may be deemed to have voting and investment power over the 20,970 common units owned by, Eagle Minerals LP. Mr. Duncan is the Sole Manager of, and may be deemed to have voting and investment power over the 68,547 common units that may be deemed to be owned by, Bitter End, LLC. Bitter End, LLC is the general partner of, and may be deemed to have voting and investment power over the 68,547 common units owned by, Bitter End Royalties, LP. Mr. Duncan is the Sole Manager of, and may be deemed to have voting and investment power over the 128,077 common units that may be deemed to be owned by, Gorda Sound, LLC. Gorda Sound, LLC is the general partner of, and may be deemed to have voting and investment power over the 128,077 common units owned by, Gorda Sound Royalties, L.P. Mr. Duncan is the Sole Manager of, and may be deemed to have voting and investment power over the 772,410 common units that may be deemed to be owned by, Oil Nut Bay, LLC. Oil Nut Bay, LLC is the general partner of, and may be deemed to have voting and investment power over the 772,410 common units owned by, Oil Nut Bay Royalties, LP. Mr. Duncan is the Sole Manager of, and may be deemed to have voting and investment power over the 1,098,980 common units that may be deemed to be owned by, Trunk Bay, LLC. Trunk Bay, LLC is the general partner of, and may be deemed to have voting and investment power over the 1,098,980 common units owned by, Trunk Bay Royalty Partners, Ltd. Each of Eagle Management, LLC, Bitter

End, LLC, Gorda Sound, LLC, Oil Nut Bay, LLC, Trunk Bay, LLC and Mr. Duncan disclaims beneficial ownership of the common units that may be deemed to be owned by such entities or individuals except to the extent of their pecuniary interest therein.

(11) Ben J. Fortson is Vice President and Chief Investment Officer of the Kimbell Art Foundation, and he was delegated authority to manage the investment assets of the Kimbell Art Foundation and, therefore, may be deemed to have voting and investment power over the 2,902,797 common units owned by the Kimbell Art Foundation. Mr. Fortson and his wife are the sole directors and officers of, and may be deemed to have voting and investment power over the 1,393 common units owned by, BK GenPar, Inc. Mr. Fortson disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein. In addition, Mr. Fortson is a partner or member in certain entities that hold, in the aggregate, approximately 1,193,636 additional common units, or 7.3%. Mr. Fortson does not have voting or investment power with respect to such entities. Mr. Fortson's pecuniary interest in such entities is an aggregate of approximately 80,426 additional common units, or 0.5%, and Mr. Fortson disclaims beneficial ownership of the common units that may be deemed to be owned by such entities except to the extent of his pecuniary interest therein.

(12) T. Scott Martin is a partner or member in certain entities that hold, in the aggregate, approximately 2,342,507 common units, or 14.3%. Mr. Martin does not have voting or investment power with respect to such entities. Mr. Martin's pecuniary interest in such entities is an aggregate of approximately 6,113 common units, or 0.04%, and Mr. Martin disclaims beneficial ownership of the common units that may be deemed to be owned by such entities except to the extent of his pecuniary interest therein.

(13) Mitch S. Wynne is a partner or member in certain entities that hold, in the aggregate, approximately 1,499,743 common units, or 9.2%. Mr. Wynne does not have voting or investment power with respect to such entities. Mr. Wynne's pecuniary interest in such entities is an aggregate of approximately 312,304 common units, or 1.9%, and Mr. Wynne disclaims beneficial ownership of the common units that may be deemed to be owned by such entities except to the extent of his pecuniary interest therein.

The following table sets forth the beneficial ownership of equity interests in our general partner:

Name of Beneficial Owner (1)	Membership Interest
Kimbell GP Holdings, LLC (2)	100%
Robert D. Ravnaas (3)	33.33%
Brett G. Taylor (3)	33.33%
Mitch S. Wynne / Ben J. Fortson (3)	33.33%

(1)   The address for each beneficial owner in this table is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

(2)   Kimbell GP Holdings, LLC is controlled by entities affiliated with Robert D. Ravnaas, Brett G. Taylor, Mitch S. Wynne and Ben J. Fortson.

(3)   Messrs. R. Ravnaas, Taylor, Wynne and Fortson, by virtue of their indirect ownership interest in Kimbell GP Holdings, LLC, which owns our general partner, may be deemed to beneficially own the non-economic general partner interest in us held by our general partner. Each of Messrs. R. Ravnaas, Taylor, Wynne and Fortson disclaims beneficial ownership of this interest.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, affiliates of our general partner will own or control up to an aggregate of 3,663,836 common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program), representing a 22.4% limited partner interest in us, and our Sponsors will indirectly own and control our general partner. Our Sponsors will also appoint all of the directors of our general partner, which will own a non-economic general partner interest in us that does not entitle it to receive distributions.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our Sponsors, the Contributing Parties, Our General Partner and their Respective Affiliates

The following table summarizes the distributions and payments made or to be made by us to our Sponsors, the Contributing Parties, our general partner and their respective affiliates in connection with the formation, ongoing operation and any liquidation of us.

Formation Stage

The consideration received by the Contributing Parties, our general partner and their respective affiliates . . . . .

- 11,332,708 common units with respect to the Contributing Parties;

- a non-economic general partner interest with respect to our general partner, which is indirectly owned and controlled by our Sponsors; and

- We will distribute $93.0 million of the net proceeds from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee payable by us in connection with this offering, to the Contributing Parties. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to the Contributing Parties. Any common units not purchased by the underwriters pursuant to their option will be issued to our the Contributing Parties at the expiration of the option period for no additional consideration.

Operational Stage

Cash distributions to the Contributing Parties . . . . .

We will generally pay cash distributions 100% to our unitholders, including the Contributing Parties, pro rata. Upon the completion of this offering, the Contributing Parties, including affiliates of our Sponsors, will own 11,332,708 common units, representing approximately 69.4% of our outstanding common units (or 10,582,708 common units, representing approximately 64.8% of our outstanding common units if the underwriters exercise their option to purchase additional common units in full) (excluding any common units purchased by officers and directors of our general partner under our directed unit program) and would receive a pro rata percentage of the cash distributions that we distribute in respect thereof.

Payments to our Sponsors, our general partner and their respective affiliates .

We will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. In addition, we will enter into a management services agreement with Kimbell Operating, which will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors and Mr. Duncan, pursuant to which they and Kimbell Operating will provide management, administrative and operational services to us. In addition, under each of their respective service agreements, affiliates of our Sponsors will identify, evaluate and recommend to us acquisition opportunities and negotiate the terms of such acquisitions.

Withdrawal or removal of our general partner . . . . .

If our general partner withdraws or is removed, its non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation . . . .

Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements and Transactions with Affiliates in Connection with this Offering

In connection with this offering, we have entered into and will enter into certain agreements and transactions with our Sponsors, the Contributing Parties and their respective affiliates, as

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to propose or approve any amendment to our partnership agreement in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the duties or payment obligations of any limited partner without his, her or its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the duties or payment obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, affiliates of our general partner will own or control up to an aggregate of 22.4% of our outstanding common units (or 20.9% of our common units, if the underwriters exercise their option to purchase additional common units in full) (excluding any common units purchased by officers and directors of our general partner under our directed unit program), and our Sponsors will indirectly own and control our general partner.

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of a unit majority. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our the partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Under this definition, "cause" generally does not include charges of poor management of the business. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. Upon the completion of this offering, assuming no exercise of the underwriters' option to purchase additional common units, affiliates of our general partner will own or control up to an aggregate of 22.4% of our outstanding common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program), and our Sponsors will indirectly own and control our general partner.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, the Contributing Parties, including affiliates of our Sponsors, will hold 11,332,708 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that units purchased through the directed unit program will be subject to the lock-up restrictions described below and any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act ("Rule 144") or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Partnership Interests."

In connection with this offering, we have entered into a contribution agreement with our Sponsors and the Contributing Parties. Pursuant to the contribution agreement, the Contributing Parties have specified demand and piggyback participation rights with respect to the registration and sale of common units held by them or their affiliates. At any time following the time when we are eligible to file a registration statement on Form S-3, each of our Sponsors has the right to cause us to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of common units held by affiliates. We are not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If we propose to file a registration statement pursuant to a Sponsor's demand registration discussed above, the Contributing Parties may request to "piggyback" onto such registration statement in order to offer and sell common units held by them or their affiliates. We allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Uniformity of Units").

Partnership Status

Subject to the discussion below under "—Tax Consequences of Unit Ownership—Entity-Level Collections, Audits and Adjustments," a partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, production and marketing of crude oil, natural gas and other products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

It is the opinion of Baker Botts L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- We will be classified as a partnership for federal income tax purposes; and

- Each of our operating subsidiaries will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Baker Botts L.L.P. has relied include, without limitation:

- Neither we nor any of the operating subsidiaries, is organized as, has elected to be treated as or will elect to be treated as a corporation for federal income tax purposes; and

- For every taxable year, more than 90.0% of our gross income has been and will be income of the type that Baker Botts L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Code.

over (ii) the unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder's initial tax basis for his common units will generally equal the amount he paid for our common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities and decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of our general partner's "net value," as defined in Treasury Regulations under Code Section 752, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2019 will be allocated, on a cumulative basis, an amount of federal taxable income that will be less than 30% of the cash expected to be distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to pay the anticipated quarterly distributions on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and which could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- we distribute less cash than we have assumed in making this projection;

- we make a future offering of units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depletion, depreciation or amortization for federal income tax purposes during such period or that is depletable, depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering; or

- legislation is enacted that limits or repeals certain U.S. federal income tax preferences currently available to oil and gas exploration and production companies (please read "—Tax Treatment of Operations—Recent Legislative Developments").

UNDERWRITING

Raymond James & Associates, Inc., RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of common units set forth opposite its name below:

Underwriters	Number of Common Units
Raymond James & Associates, Inc.	
RBC Capital Markets, LLC	
Stifel, Nicolaus & Company, Incorporated	
Stephens Inc.	
Wunderlich Securities, Inc.	
Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of our common units offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other customary conditions set forth in the underwriting agreement.

The underwriters are obligated to purchase and accept delivery of all of our common units offered by this prospectus, if any of our common units are purchased, other than those covered by the underwriters' purchase option described below.

The underwriters initially propose to offer our common units directly to the public at the public offering price listed on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $ per common unit. After the public offering of our common units, the underwriters may change the public offering price and other selling terms. Our common units are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of our common units in whole or in part.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional common units from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter, subject to certain conditions, will become obligated to purchase approximately the same percentage of these additional units as the number listed next to the underwriter's name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed combined balance sheet of Kimbell Royalty Partners, LP as of September 30, 2016 and the unaudited pro forma condensed combined statements of operations of Kimbell Royalty Partners, LP for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are based on (i) the unaudited financial statements as of and for the nine months ended September 30, 2016 and the audited financial statements for the year ended December 31, 2015 of Rivercrest Royalties, LLC, our predecessor for accounting purposes, and (ii) the unaudited statements of combined revenues and direct operating expenses of oil and gas properties as of and for the nine months ended September 30, 2016 and the audited statements of revenues and direct operating expenses of oil and gas properties for the year ended December 31, 2015 of the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015 and the unaudited pro forma condensed combined balance sheet as of September 30, 2016 have been prepared to reflect the pro forma formation transactions (defined below). The pro forma financial data is presented as if the pro forma formation transactions had occurred on September 30, 2016 for the purposes of the unaudited pro forma condensed combined balance sheet and on January 1, 2015 for the purposes of the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed combined statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma condensed combined financial information should be read in conjunction with "Capitalization," "Use of Proceeds," "Selected Historical and Unaudited Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The unaudited pro forma condensed combined financial information has been prepared to reflect adjustments to our historical financial information that are (i) directly attributable to this offering and (ii) factually supportable, and with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on our results.

These transactions include (collectively, the "pro forma formation transactions"):

- The assignment by our predecessor of certain non-operated working interests and net profits interests that will not be contributed to us;

- Our acquisition of assets to be contributed by our predecessor and the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties);

- The issuance by us of an aggregate of 8,204,612 common units to our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. in exchange for assets acquired from them (but not from the other

Contributing Parties). The unaudited pro forma financial statements do not reflect the issuance of 3,128,096 common units issued to the other Contributing Parties in exchange for the acquisition of assets from such parties;

- The issuance by us of 3,648,798 of the 5,000,000 common units being offered to the public in this offering at an assumed initial price of $20.00 per common unit, which is the mid-point of the ranges set forth on the cover of the prospectus, reflecting that number of common units deemed issued to the public to fund the acquisition of assets from our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties). The unaudited pro forma financial statements do not reflect the issuance of 1,351,202 common units issued to the public deemed to fund the acquisition of assets from the other Contributing Parties;

- The conversion of members' equity of our predecessor into common units;

- The use of the net proceeds from this offering as set forth in "Use of Proceeds";

- Our entrance into a new $50.0 million secured revolving credit facility with an accordion feature permitting aggregate commitments under the facility to be increased up to $100.0 million (subject to the satisfaction of certain conditions and the procurement of additional commitments from new or existing lenders), pursuant to which we expect to borrow approximately $1.5 million at the closing of this offering to fund certain transaction expenses; and

- Our entrance into a management services agreement with Kimbell Operating Company, LLC ("Kimbell Operating"), which will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors and Mr. Duncan.

The unaudited pro forma condensed combined statements of operations do not give pro forma effect to our acquisition of assets to be contributed by the Contributing Parties other than our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd., which excluded assets represent approximately 25% of our future undiscounted cash flows, based on a reserve report prepared by Ryder Scott as of December 31, 2015.

The unaudited pro forma condensed combined statements of operations do not include certain non-recurring items that we expect to incur in connection with the pro forma formation transactions, including costs related to legal, accounting, and consulting services. We have incurred costs totaling approximately $0.4 million for transaction-related services during the nine months ended September 30, 2016 and approximately $0.5 million for the year ended December 31, 2015 relating to the acquisition of assets contributed by the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. and this offering.

Upon completion of this offering, we anticipate incurring incremental general and administrative expenses of approximately $1.5 million per year as a result of becoming a publicly traded partnership, including expenses associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation

KIMBELL ROYALTY PARTNERS, LP
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2016

	Predecessor Entity	Acquisition Adjustments	Equity Offering and Other Pro Forma Adjustments	Pro Forma
Assets				
Current assets				
Cash and cash equivalents	$ 679,635	$ (54,371,100)(A)	$ (9,711,360)(C)(D)(E)	$ 1,500,000
Oil, natural gas and NGL revenues receivable	396,390	(6,856)(B)	64,902,825(C)	389,534
Other receivables	125,271	—	—	125,271
Total current assets	1,201,296	(54,377,956)	55,191,465	2,014,805
Property and equipment, net	278,728	—	—	278,728
Oil and natural gas properties, at cost				
Oil, natural gas and NGL properties (full cost method) . .	70,885,845	192,934,340(A)		261,468,806
	—	(2,351,379)(B)	—	—
Less: accumulated depreciation, depletion, accretion and impairment	(51,606,906)	1,462,810(B)	—	(50,144,096)
Total oil, natural gas and NGL properties	19,278,939	192,045,771	—	211,324,710
Loan origination costs, net	25,770	—	286,730(D)	312,500
Total assets	$ 20,784,733	$137,667,815	$55,478,195	$213,930,743
Liabilities and equity				
Current liabilities				
Accounts payable	$ 912,209	$ (4,714)(B)	$ —	$ 907,495
Other current liabilities	125,517	—(B)	—	125,517
Asset retirement obligation, current portion	27,013	(27,013)(B)	—	—
Total current liabilities	1,064,739	(31,727)	—	1,033,012
Asset retirement obligation, net of current portion	14,181	(14,181)(B)	—	—
Other liabilities	131,750	—	—	131,750
Long-term debt	10,898,860	—	(9,398,860)(D)	1,500,000
Total liabilities	12,109,530	(45,908)	(9,398,860)	2,664,762
Commitments and contingencies . .	—			
Equity				
Members' equity	8,675,203	(849,517)(B)	(25,770)(C)	—
General partner	—	—	(7,799,916)(E)	—
Common units	—	138,563,240(A)	64,902,825(E)(F)	211,265,981
			7,799,916(E)	
Total liabilities and equity . .	$ 20,784,733	$137,667,815	$55,478,195	$213,930,743

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

KIMBELL ROYALTY PARTNERS, LP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2016

	Predecessor Entity	Kimbell Art Foundation	Trunk Bay Royalty Partners, Ltd. (1)	RCPTX, Ltd.	French Capital Partners, Ltd.	Acquisition Adjustments	Equity Offering and Other Pro Forma Adjustments	Pro Forma
Oil, natural gas and NGL revenues	$ 2,572,477	$5,624,706(J)	$3,734,486(J)	$1,877,122(J)	$1,686,221(J)	$ (140,554)(B)	$ —	$15,354,458
Total revenues	2,572,477	5,624,706	3,734,486	1,877,122	1,686,221	(140,554)	—	15,354,458
Costs and expenses								
Production and ad valorem taxes	203,567	—	—	—	—	(44,690)(B) 1,125,317(I)	—	1,284,194
Depreciation, depletion and accretion expenses .	1,244,023	—	—	—	—	8,259,310(A) (11,086)(B)	—	9,492,247
Impairment of oil and natural gas properties . .	4,992,897	—	—	—	—	(10,158)(B)	—	4,982,739
Marketing and other deductions (2)	570,521	802,543(J)	495,529(J)	317,177(J)	268,078(J)	(93,968)(B) (1,125,317)(I) 13,401(K)	—	1,247,964
General and administrative expenses	1,252,001	—	—	—	—	—	(393,170)(F) 2,800,510(G)	3,659,341
Total costs and expenses	8,263,009	802,543	495,529	317,177	268,078	8,112,809	2,407,340	20,666,485
Operating income (loss) . . .	(5,690,532)	4,822,163	3,238,957	1,559,945	1,418,143	(8,253,363)	(2,407,340)	(5,312,027)
Interest expense	314,081	—	—	—	—	—	(86,345)(H)	227,736
Income (loss) before income taxes	(6,004,613)	4,822,163	3,238,957	1,559,945	1,418,143	(8,253,363)	(2,320,996)	(5,539,764)
State income taxes	13,401	—	—	—	—	(13,401)(K)	—	—
Net income (loss)	$(6,018,014)	$4,822,163	$3,238,957	$1,559,945	$1,418,143	$(8,239,962)	$(2,320,996)	$ (5,539,764)
Net income (loss) per common unit Basic and diluted								$ (0.47)
Weighted average common unit outstanding Basic and diluted								11,853,410
Net income (loss) per common unit on a fully distributed basis								$ —

_____

(1)   Includes Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP.

(2)   Includes direct operating expenses for the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., RCPTX, Ltd., and French Capital Partners, Ltd.

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

KIMBELL ROYALTY PARTNERS, LP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Predecessor Entity	Kimbell Art Foundation	Trunk Bay Royalty Partners, Ltd. (1)	RCPTX, Ltd.	French Capital Partners, Ltd.	Acquisition Adjustments	Equity Offering and Other Pro Forma Adjustments	Pro Forma
Oil, natural gas and NGL revenues	$ 4,684,923	$9,584,930(J)	$6,511,538(J)	$3,465,958(J)	$2,925,217(J)	$ (481,538)(B)	$ —	$ 26,691,028
Total revenues	4,684,923	9,584,930	6,511,538	3,465,958	2,925,217	(481,538)	—	26,691,028
Costs and expenses								
Production and ad valorem taxes	426,885	—	—	—	—	(35,426)(B) 1,807,945(I)	—	2,199,404
Depreciation, depletion and accretion expenses	4,008,730	—	—	—	—	14,103,367(A) (123,885)(B)	—	17,988,212
Impairment of oil and natural gas properties	28,673,166	—	—	—	—	(923,497)(B)	—	27,749,669
Marketing and other deductions (2)	747,264	1,087,632(J)	821,085(J)	414,400(J)	384,106(J)	(343,239)(B) (1,807,945)(I) (32,199)(K)	—	1,271,104
General and administrative expenses	1,789,884	—	—	—	—	—	(444,101)(F) 3,734,014(G)	5,079,797
Total costs and expenses	35,645,929	1,087,632	821,085	414,400	384,106	12,645,121	3,289,913	54,288,186
Operating income (loss) .	(30,961,006)	8,497,298	5,690,453	3,051,558	2,541,111	(13,126,659)	(3,289,913)	(27,597,158)
Interest expense	385,119	—	—	—	—	—	(76,776)(H)	308,343
Income (loss) before income taxes	(31,346,127)	8,497,298	5,690,453	3,051,558	2,541,111	(13,126,659)	(3,213,137)	(27,905,501)
State income taxes . . .	(32,199)	—	—	—	—	32,199(K)		
Net income (loss)	$(31,313,926)	$8,497,298	$5,690,453	$3,051,558	$2,541,111	$(13,158,858)	$ (3,213,137)	$(27,905,501)
Net income (loss) per common unit Basic and diluted								$ (2.35)
Weighted average common unit outstanding Basic and diluted								11,853,410
Net income (loss) per common unit on a fully distributed basis								$ —

(1) Includes Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP.

(2) Includes direct operating expenses for the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., RCPTX, Ltd., and French Capital Partners, Ltd.

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

2) Pro Forma Adjustments and Assumptions

other economic benefits directly to investors or other owners, members, or participants.'' As a result, the acquisitions are treated as an acquisition of assets under generally accepted accounting principles based on the guidance in ASC 805—Business Combinations. Because they are treated as an acquisition of assets, they will not be treated as an acquisition of a business for purposes of ASC 805.

This methodology requires the recording of net assets acquired and consideration transferred at fair value. The mineral and royalty interests acquired are based upon a valuation performed with the assistance of a third party valuation specialist as well as management estimates, utilizing a combination of the income, market and cost approaches to valuation.

We intend to acquire the mineral and royalty interests of the entities reflected in the unaudited pro forma financial statements for an estimated purchase price of approximately $192.9 million. The total estimated net consideration paid will take the form of $54.4 million of cash and 6,928,162 common units. The unaudited pro forma financial statements do not reflect the issuance of 3,128,096 common units and $24.0 million of cash issued to other Contributing Parties for their mineral and royalty interests.

B)   Reflects the assignment of certain non-operated working interests by our predecessor to an affiliate that will not be contributed to us and the removal of associated asset retirement obligations.

C)   Reflects a portion of the net proceeds from this offering of $64.9 million, based on the issuance of 9,984,873 common units, the number of common units deemed issued to fund the acquisition of assets from our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. (but not by the other Contributing Parties), at an assumed initial offering price of $20.00 per common unit, which is the mid-point of the price range set forth on the cover of the prospectus, less the proportionate underwriting discount of $3.8 million and structuring fee of $0.5 million. Does not reflect net proceeds of $24.0 million from the issuance of 1,351,202 common units in this offering to fund the acquisition of the assets from the other Contributing Parties.

D)   Reflects our predecessor's repayment of $10,898,860 in outstanding borrowings under its credit facility using the proceeds it receives from this offering, our entrance into a new $50.0 million secured revolving credit facility with an accordion feature permitting aggregate commitments under the facility to be increased up to $100.0 million (subject to the satisfaction of certain conditions and the procurement of additional commitments from new or existing lenders), and our expected borrowings of approximately

2) Pro Forma Adjustments and Assumptions (Continued)

$1.5 million at the closing of this offering to fund certain transaction expenses. We will not assume any indebtedness of our predecessor in connection with this offering.

	As of September 30, 2016
To adjust for cash transactions discussed below as follows:	
Cash received from new secured revolving credit facility: . . .	$ 1,500,000
Cash paid to repay debt	(10,898,860)
Cash paid for loan origination costs	(312,500)
Net adjustment to cash and cash equivalents	$ (9,711,360)
To adjust for new secured revolving credit facility and repayment of existing debt:	
Borrowings on new secured revolving credit facility	$ 1,500,000
Repayment of existing debt	(10,898,860)
Net adjustment to long-term debt	$ (9,398,860)

E) Reflects the effect of our recapitalization as a result of the pro forma formation transactions.

F) Reflects the removal of non-recurring transaction expenses of $0.4 million and $0.4 million related to the acquisition of assets contributed by the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. to this offering for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

G) Reflects $2.8 million for the nine months ended September 30, 2016 and $3.7 million for the year ended December 31, 2015, which are the fees to be charged by Kimbell Operating for management and administrative services under its management services agreement with us. Kimbell Operating will enter into separate service agreements with certain entities controlled by affiliates of our Sponsors and Mr. Duncan, pursuant to which they and Kimbell Operating will provide management, administrative and operational services to us. In addition, under each of their respective service agreements, affiliates of our Sponsors will identify, evaluate and recommend to us acquisition opportunities and negotiate the terms of such acquisitions.

2) Pro Forma Adjustments and Assumptions (Continued)

K) Reflects the reclassification of state income taxes into marketing and other deductions of $13,401 and a $32,199 tax credit for the nine months ended September 30, 2016 and for the year ended December 31, 2015, respectively.

3) Pro Forma Net Income (Loss) per Common Unit

Pro forma net income per unit is determined by dividing the pro forma net income available to common unitholders by the number of common units to be issued to our predecessor's existing members and the number of common units reflected in the unaudited pro forma financial statements expected to be sold to the public in the offering. The unaudited pro forma financial statements do not reflect the issuance of 3,128,096 common units issued to the other Contributing Parties in exchange for the acquisition of assets from such parties. For purposes of this calculation, the number of common units outstanding at the closing of the offering was assumed to be 11,853,410 for each of the nine months ended September 30, 2016 and the year ended December 31, 2015. All common units were assumed to have been outstanding since the beginning of the periods presented.

4) Pro Forma Supplemental Oil and Gas Reserve Information

The following pro forma standardized measure of the discounted net future cash flows and changes are applicable to the proved reserves of our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table are the reserve studies prepared by management, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flows is not necessarily indicative of the fair value of the proved oil and natural gas properties of our predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd.

The data presented should not be viewed as representing the expected cash flows from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

RIVERCREST ROYALTIES, LLC
BALANCE SHEETS
(Unaudited)

	Supplemental Pro Forma September 30, 2016	As of September 30, 2016	As of December 31, 2015
Assets			
Current assets			
Cash and cash equivalents	$ 679,635	$ 679,635	$ 379,741
Oil, natural gas and NGL receivables	396,390	396,390	407,648
Other receivables	125,271	125,271	1,371,540
Total current assets	1,201,296	1,201,296	2,158,929
Property and equipment, net	278,728	278,728	347,815
Oil and natural gas properties, at cost			
Oil and natural gas properties (full cost method) .	70,885,845	70,885,845	70,809,962
Less: accumulated depreciation, depletion, accretion and impairment	(51,606,906)	(51,606,906)	(45,457,931)
Total oil and natural gas properties	19,278,939	19,278,939	25,352,031
Loan origination costs, net	25,770	25,770	47,015
Total assets	$ 20,784,733	$ 20,784,733	$ 27,905,790
Liabilities and members' equity			
Current liabilities			
Accounts payable	912,209	912,209	1,983,662
Other current liabilities	125,517	125,517	35,967
Asset retirement obligation, current portion	27,013	27,013	1,223
Total current liabilities	1,064,739	1,064,739	2,020,852
Asset retirement obligation, net of current portion .	14,181	14,181	39,129
Other liabilities	131,750	131,750	157,527
Long-term debt	10,898,860	10,898,860	11,448,860
Total liabilities	12,109,530	12,109,530	13,666,368
Commitments and contingencies			
Members' equity	—	8,675,203	14,239,422
Common units	(1,342,169)	—	—
Distributions payable to the Company	10,017,372	—	—
Total liabilities and members' equity	$ 20,784,733	$ 20,784,733	$ 27,905,790

The accompanying notes are an integral part of these financial statements.

RIVERCREST ROYALTIES, LLC
STATEMENTS OF OPERATIONS
(Unaudited)

	For the Nine Months Ended September 30,	
	2016	2015
Oil, natural gas and NGL revenues	$ 2,572,477	$ 3,670,930
Costs and expenses		
Production and ad valorem taxes	203,567	214,150
Depreciation, depletion and accretion expenses	1,244,023	2,969,502
Impairment of oil and natural gas properties	4,992,897	25,796,352
Marketing and other deductions	570,521	590,637
General and administrative expenses	1,252,001	1,127,926
Total costs and expenses	8,263,009	30,698,567
Operating loss	(5,690,532)	(27,027,637)
Interest expense	314,081	282,372
Loss before income taxes	(6,004,613)	(27,310,009)
State income taxes	13,401	11,557
Net loss	$(6,018,014)	$(27,321,566)
Net loss per common unit (unaudited—Note 5)		
Basic and diluted	$ (9.96)	$ (45.22)
Weighted average number of member units outstanding		
Basic and diluted	604,137	604,137
Supplemental pro forma loss per common unit	$ (5.45)	$ —
Supplemental pro forma weighted average number of common units outstanding and diluted	1,105,006	—

The accompanying notes are an integral part of these financial statements.

RIVERCREST ROYALTIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2016 and 2015
(Unaudited)

NOTE 1—ORGANIZATION

Rivercrest Royalties, LLC (the ''Company'') is a Delaware limited liability company formed on October 25, 2013. The Company is a Fort Worth, Texas based owner of oil, natural gas and natural gas liquids mineral and royalty interests in the United States of America (''United States''). In addition to mineral and royalty interests, the Company's assets include overriding royalty interests. These non-cost-bearing interests are collectively referred to as ''mineral and royalty interests.'' The Company also has non-operated working interests in certain oil and natural gas properties, which together with the mineral and royalty interests, we refer to as the ''Interests.'' The Company has Interests in nearly every major onshore basin across the continental United States.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited financial information in the accompanying financial statements has been prepared on the same basis as the audited financial statements of the Company for the year ended December 31, 2015. In the opinion of the Company's management, such financial information reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with accounting principles generally accepted in the United States of America (''U.S. GAAP''). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Supplemental Pro Forma Information

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering of Kimbell Royalty Partners, LP (''Partnership''), the Partnership intends to distribute approximately $10.0 million in cash to the members of the Company. The distribution is intended to be made in consideration of the Company's contribution of assets to the Partnership in connection with the offering. This distribution will be paid with offering proceeds. The supplemental pro forma balance sheet as of September 30, 2016 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date.

The unaudited pro forma earnings per common unit for the nine months ended September 30, 2016 assumed 1,105,006 common units were outstanding in the period. The 500,869 common units represent the number of common units we would have been required to issue to fund the $10.0 million distribution. For the nine months ended September 30, 2016, pro forma net loss per common unit would have been $(5.45).

RIVERCREST ROYALTIES, LLC
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2015	2014
Oil, natural gas and NGL revenues	$ 4,684,923	$ 7,219,822
Costs and expenses		
Production and ad valorem taxes	426,885	568,327
Depreciation, depletion and accretion expenses	4,008,730	4,044,802
Impairment of oil and natural gas properties	28,673,166	7,416,747
Marketing and other deductions	747,264	526,727
General and administrative expenses	1,789,884	1,757,377
Total costs and expenses	35,645,929	14,313,980
Operating loss	(30,961,006)	(7,094,158)
Interest expense	385,119	302,118
Loss before income taxes	(31,346,125)	(7,396,276)
State income taxes	(32,199)	16,970
Net loss	$(31,313,926)	$ (7,413,246)
Net loss per common unit (unaudited—Note 6)		
Basic and diluted	$ (51.83)	$ (14.47)
Weighted average number of units outstanding		
Basic and diluted	604,137	512,149
Supplemental pro forma loss per common unit (unaudited)	$ (28.34)	$
Supplemental pro forma weighted average number of common units outstanding and diluted (unaudited)	1,105,006	

The accompanying notes are an integral part of these financial statements.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates of reserves are forecasts based on engineering and geological analyses. Different reserve engineers could reach different conclusions as to estimated quantities of oil, natural gas and natural gas liquids reserves based on the same information.

The passage of time provides more qualitative and quantitative information regarding reserve estimates, and revisions are made to prior estimates based on updated information. However, there can be no assurance that more significant revisions will not be necessary in the future. Significant downward revisions could result in an impairment representing a noncash charge to income. In addition to the impact on the calculation of the ceiling test, estimates of proved reserves are also a major component of the calculation of depletion.

Supplemental Pro Forma Information (unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering by Kimbell Royalty Partners, LP ("Partnership"), the Partnership intends to distribute approximately $10.0 million in cash to the members of the Company. The distribution is intended to be made in consideration of the Company's contribution of assets to the Partnership in connection with this offering. The distribution will be paid with the net proceeds from this offering.

The unaudited pro forma earnings per common unit for the year ended December 31, 2015 assumed 1,105,006 common units were outstanding for the year. The 500,869 common units represent the number of common units the Partnership would have been required to issue to fund the $10.0 million distribution. For the year ended December 31, 2015, pro forma net loss per common unit would have been $(28.34).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity date of three months or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable consists of revenue payments due to us from our Interests and amounts due as reimbursement for costs incurred by the Company. These reimbursable costs included in accounts receivable were $1,356,937 and $0 at December 31, 2015 and 2014, respectively. The Company estimates portions of these receivables for which failure to collect is probable based on the relevant facts and circumstances surrounding the receivable. As of December 31, 2015 and 2014, no allowance for doubtful accounts is deemed necessary based upon the lack of historical write offs and review of current receivables.